Exhibit 99.1

China Digital TV Announces Unaudited Fourth Quarter and Full Year 2015 Results

BEIJING, China, March 3, 2016 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

“Supported by positive seasonality and a larger-than-expected uptick in international shipments of smart cards, we were very pleased to have beaten our guidance for both revenues and shipments during the fourth quarter,” stated Mr. Jianhua Zhu, China Digital TV's chief executive officer. “Despite this achievement, 2015 was a tough year for the Company, as we continued to face secular headwinds associated with the overall market maturity of the smart card sector. As the Chinese cable industry continues its transition to further embrace the Internet and offer over-the-top (“OTT”) services, we see uncertainties in the short-term, and great opportunities over the mid- to long-term. Our progress in building our cyber cloud ecosystem demonstrates the synergies between our traditional and emerging businesses. By leveraging our strong partnerships and expertise in the cable industry, we were able to amass 1.7 million registered users on our cyber cloud platform across all geographies by the end of 2015, and further expand into Sichuan province. Looking ahead in 2016, we will focus on both optimizing the cloud gaming operations for television to continue expanding and diversifying our user base, and analyzing user behavior on the platform to attract additional TV gamers and prepare for monetization. By continuing to build upon our strengths and abilities to capitalize on opportunities across China’s evolving cable and Internet TV landscape, we are confident we can weather the current volatility and develop next-generation content services for our expanding base of users.”

Ms. Yue Qian, China Digital TV's acting chief financial officer, commented, “Though the traditional smart card business continues to plateau, it remains a valuable asset that provides us solid cash flow and profit margins. We are committed to improving this business and will continue to leverage our leadership position in the cable TV market as we focus on developing and promoting our emerging cyber cloud ecosystem in China.”

Fourth Quarter 2015 Results1

In the fourth quarter of 2015, China Digital TV’s smart card shipments decreased by 31.3% to 3.54 million from 5.15 million in the prior year period. The decrease was primarily due to the general market decline of the mature CA business.

China Digital TV’s net revenues decreased by 38.9% to US$17.9 million from US$29.2 million in the prior year period. The decrease was primarily due to a decrease in revenues from the sales of smart cards caused by the general market decline of the mature CA business and decline in average selling price (“ASP”) of smart cards.

Revenues from the Company’s top five customers accounted for 34.5% of total revenues, compared to 26.5% in the prior year period, primarily attributable to the consolidation of certain cable operators in the market.

________________________

1Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Revenue Breakdown

	For the three months ended
	December 31,	September 30,	December 31,
	2015	2015	2014
	(in thousands of U.S. dollars)
Products:
Smart cards	$12,753	$9,035	$22,145
Other products	1,743	318	2,354
Subtotal	14,496	9,353	24,499
Services:
Head-end system integration	1,675	460	3,210
Head-end system development	1,587	169	737
Licensing income	145	282	1,155
Royalty income	35	216	152
Other services	193	195	11
Subtotal	3,635	1,322	5,265
Total revenues	$18,131	$10,675	$29,764

Revenues from smart cards decreased by 42.4% to US$12.8 million in the fourth quarter of 2015 from US$22.1 million in the prior year period. The decrease was mainly due to a decrease in shipment volumes of smart cards, as well as a decline in ASPs. Sales of smart cards accounted for 70.3% of total revenues in the fourth quarter of 2015, compared to 74.4% in the prior year period.

Revenues from other products decreased by 26.0% to US$1.7 million in the fourth quarter of 2015 from US$2.4 million in the prior year period. The decrease was mainly attributable to a decline in sales of network broadcasting platforms (“NBP”). Sales of other products accounted for 9.6% of total revenues in the fourth quarter of 2015, compared to 7.9% in the prior year period.

Revenues from services decreased by 31.0% to US$3.6 million in the fourth quarter of 2015 from US$5.3 million in the prior year period. The decrease was primarily due to the decline in revenues from head-end system integration, as well as licensing income, which was partially offset by an increase in revenues from head-end system development. Revenues from services accounted for 20.1% of total revenues in the fourth quarter of 2015, compared to 17.7% in the prior year period.

Cost of revenues from smart cards and other products decreased by 29.4% to US$2.9 million in the fourth quarter of 2015 from US$4.1 million in the prior year period. The decrease was mainly due to a decline in cost of revenues from smart cards resulting from decreased shipment volumes of smart cards. Cost of revenues from smart cards and other products accounted for 29.3% and 20.5%, respectively, of total cost of revenues in the fourth quarter of 2015, compared to 60.8% and 12.2% in the prior year period.

Cost of revenues from services increased by 92.8% to US$2.9 million in the fourth quarter of 2015 from US$1.5 million in the prior year period. The increase was mainly due to the increases in costs associated with head-end system integration and development. Cost of revenues from services accounted for 50.2% of total cost of revenues, compared to 27.0% in the prior year period.

Gross profit in the fourth quarter of 2015 decreased by 49.0% to US$12.1 million from US$23.6 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 67.6% in the fourth quarter of 2015, compared to 80.9% in the prior year period. The decline in gross margin was primarily due to the decreased portion of total revenues accounted for by net revenues from smart cards, which have a higher gross margin than other products and services.

In the fourth quarter of 2015, the ASP of smart cards decreased by 16.2% year over year, while the unit cost of smart cards decreased by 27.4% year over year.

Operating expenses in the fourth quarter of 2015 decreased by 20.8% to US$9.3 million from US$11.8 million in the prior year period.

●	Research and development expenses in the fourth quarter of 2015 decreased by 16.7% to US$3.7 million from US$4.4 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount, and project development expenses.

●	Selling and marketing expenses in the fourth quarter of 2015 decreased by 7.3% to US$3.0 million from US$3.2 million in the prior year period. The decline was mainly due to a decrease in marketing activities relating to the Company's CA business.

●	General and administrative expenses in the fourth quarter of 2015 decreased by 35.4% to US$2.7 million from US$4.2 million in the prior year period. The decline was mainly due to a decrease in professional fees.

Income from operations in the fourth quarter of 2015 decreased by 77.0% to US$2.7 million from US$11.9 million in the prior year period.

Income tax expenses in the fourth quarter of 2015 decreased by 56.8% to US$1.6 million from US$3.6 million in the prior year period. The decline was mainly due to a decrease in taxable income.

Net income attributable to holders of ordinary shares in the fourth quarter of 2015 decreased by 79.0% to US$2.3 million from US$10.9 million in the prior year period.

Non-GAAP net income2 attributable to holders of ordinary shares in the fourth quarter of 2015 was US$2.3 million, compared to US$11.1 million in the prior year period3.

Balance Sheet

As of December 31, 2015, China Digital TV had cash and cash equivalents and restricted cash totaling US$70.2 million.

Full Year 2015 Results

In 2015, China Digital TV’s smart card shipments decreased by 30.2% to 10.88 million from 15.60 million in the prior year.

______________________

2Non-GAAP net income (loss) is defined as net income (loss) excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

China Digital TV’s net revenues decreased by 35.2% to US$52.9 million from US$81.5 million in the prior year. The decrease was primarily due to a decrease in revenues from the sales of smart cards caused by the general market decline of the mature CA business, as well as a decline in the ASP of smart cards.

Revenues from the Company’s top five customers accounted for 33.9% of total revenues, compared to 26.9% in the prior year, primarily attributable to the consolidation of certain cable operators in the market.

Revenue Breakdown

	For the twelve months ended
	December 31,	December 31,
	2015	2014
	(in thousands of U.S. dollars)
Products:
Smart cards	$43,533	$67,108
Other products	2,865	6,412
Subtotal	46,398	73,520
Services:
Head-end system integration	3,235	4,591
Head-end system development	2,419	1,566
Licensing income	725	2,516
Royalty income	518	585
Other services	407	165
Subtotal	7,304	9,423
Total revenues	$53,702	$82,943

Revenues from smart cards decreased by 35.1% to US$43.5 million in 2015 from US$67.1 million in the prior year. The decrease was mainly due to a decline in shipment volumes of smart cards. Sales of smart cards as a percentage of total revenues remained stable at 81.1% in 2015, compared to the prior year.

Revenues from other products decreased by 55.3% to US$2.9 million in 2015 from US$6.4 million in the prior year. The decrease was mainly attributable to a decline in the sales of surface mounted chips and NBPs. Sales of other products accounted for 5.3% of total revenues in 2015, compared to 7.7% in the prior year.

Revenues from services decreased by 22.5% to US$7.3 million in 2015, compared to US$9.4 million in the prior year. The decrease was primarily due to the decrease in revenues from licensing income and head-end system integration, which was partially offset by an increase in revenues from head-end system development. Revenues from services accounted for 13.6% of total revenues in 2015, compared to 11.4% in the prior year.

Cost of revenues from smart cards and other products decreased by 34.1% to US$9.1 million in 2015 from US$13.8 million in the prior year. The decrease was mainly due to a decline in cost of revenues from smart cards, which corresponds to decreased shipment volumes. Cost of revenues from smart cards and other products accounted for 48.2% and 12.0%, respectively, of total cost of revenues in 2015, compared to 60.8% and 15.1% in the prior year.

Cost of revenues from services increased by 37.4% to US$6.0 million in 2015 from US$4.4 million in the prior year. The increase was mainly due to an increase in cost of revenues from head-end system integration. Cost of revenues from services accounted for 39.8% of total cost of revenues, compared to 24.1% in the prior year.

Gross profit in 2015 decreased by 40.4% to US$37.7 million from US$63.3 million in the prior year. Gross margin, which is equal to gross profit divided by net revenues, was 71.3% in 2015, compared to 77.6% in the prior year. The decline in gross margin was primarily due to a decrease in the gross margin of other products, which was attributable to the decline in sales of comparatively high-margin surface mounted chips and NBPs.

In 2015, the ASP of smart cards decreased by 7.1% year over year, while the unit cost of smart cards decreased by 5.5% year over year.

Operating expenses in 2015 decreased by 15.5% to US$35.6 million from US$42.1 million in the prior year.

●	Research and development expenses in 2015 decreased by 11.4% to US$15.3 million from US$17.3 million in the prior year. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount.

●	Selling and marketing expenses in 2015 decreased by 16.2% to US$11.6 million from US$13.9 million in the prior year. The decline was mainly due to a decrease in marketing expenses.

●	General and administrative expenses in 2015 decreased by 20.9% to US$8.7 million from US$10.9 million in the prior year. The decline was mainly due to a decrease in professional fees.

Income from operations in 2015 decreased by 89.9% to US$2.1 million from US$21.2 million in the prior year.

Net income attributable to holders of ordinary shares in 2015 decreased by 92.7% to US$1.5 million from US$20.9 million in the prior year.

U.S. Federal Income Taxation

Based on the Company’s analysis of the value of the Company’s assets and income for the taxable year ended December 31, 2015, the Company believes that it was not a passive foreign investment company ("PFIC") for the taxable year ended December 31, 2015. There can be no assurance that the Company will not be a PFIC for the taxable year ending December 31, 2016 or future taxable years, as PFIC status is tested each year and depends on the Company's assets and income in such year. In addition, based on an analysis of the value of the Company’s assets as of the end of prior years, the Company was a PFIC during the taxable years ended December 31, 2009 through 2013 and not a PFIC during the taxable year ended December 31, 2014 for U.S. federal income tax purposes. Certain holders of the Company’s ADSs or ordinary shares that are subject to U.S. federal income tax and that held ADSs or ordinary shares during any year in which the Company was treated as a PFIC will be subject to special rules that may have materially adverse consequences. Further details about the PFIC rules are available in the Company’s annual reports on Form 20-F for the fiscal year ended December 31, 2014. U.S. holders (as defined in the Form 20-F) of the Company’s ADSs should generally be able to make a mark-to-market election under the PFIC rules. U.S. holders of the Company’s ADSs are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances, including the consequences of making a mark-to-market election.

Business Outlook

Based on information available as of March 3, 2016, China Digital TV expects smart card shipment volumes in the first quarter of 2016 to be in the range of 2.7 million to 3.0 million. Net revenues in the first quarter of 2016 are expected to be in the range of US$12.1 million to US$13.3 million.

Conference Call Information

China Digital TV's management will host an earnings conference call at 7:00 p.m. on Thursday, March 3, 2016, U.S. Eastern Time (8:00 a.m. on Friday, March 4, 2016, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203
Conference Name:	China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 9:00 p.m. on March 3, 2016 and 9:00 a.m. on March 10, 2016, U.S. Eastern Time.

Replay Dial-in Information:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10081586

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV's corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2016 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2015	2015	2014
Revenues:
Products	$14,496	$9,353	$24,499
Services	3,635	1,322	5,265
Total revenues	18,131	10,675	29,764
Business and sales related taxes	(281)	(128)	(537)
Net revenues	17,850	10,547	29,227

Cost of revenues:
Products	(2,884)	(2,088)	(4,083)
Services	(2,906)	(1,098)	(1,507)
Total cost of revenues	(5,790)	(3,186)	(5,590)
Gross profit	12,060	7,361	23,637

Operating expenses:
Research and development expenses	(3,691)	(3,904)	(4,430)
Selling and marketing expenses	(2,954)	(2,609)	(3,188)
General and administrative expenses	(2,694)	(1,897)	(4,169)
Total operating expenses	(9,339)	(8,410)	(11,787)

Income/(loss) from operations	2,721	(1,049)	11,850

Interest income	306	287	151
Other income	1,012	248	1,930
Income/(loss) before income taxes	4,039	(514)	13,931
Income tax expenses/(benefits)
Income tax-current	(1,104)	(734)	(1,545)
Income tax-deferred	(451)	57	(2,054)
Net income/(loss) before net income from equity method investments	2,484	(1,191)	10,332
Net(loss)/income from equity method investments, net of income taxes (including dilution gain from equity method investment of nil, US$184 and nil, respectively)	(140)	337	(70)
Net income/(loss)	2,344	(854)	10,262
Net(income)/loss attributable to noncontrolling interest	(46)	378	675

Net income/(loss) attributable to holders of ordinary shares	$2,298	$(476)	$10,937

Net income/(loss) per share attributable to holders of ordinary shares
Basic	$0.04	$(0.01)	$0.18
Diluted	$0.04	$(0.01)	$0.18
Net income/(loss)	$2,344	$(854)	$10,262
Other comprehensive loss, net of tax Foreign currency translation adjustment	(1,892)	(2,212)	(1,050)
Comprehensive income/(loss)	452	(3,066)	9,212
Comprehensive (income)/loss attributable to noncontrolling interest	(42)	395	684
Comprehensive income/(loss) attributable to holders of ordinary shares	$410	$(2,671)	$9,896

Weighted average shares used in calculating net income per ordinary share
Basic	60,156,157	60,137,813	59,592,861
Diluted	61,126,154	60,137,813	62,221,519

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
ASSETS	2015	2014
Current assets:
Cash and cash equivalents	$70,138	$62,042
Restricted cash	34	78
Notes receivable	4,851	5,417
Accounts receivable, net	38,211	47,977
Inventories, net	4,857	4,966
Prepaid expenses and other current assets	3,782	8,964
Deferred costs-current	-	710
Deferred tax assets - current	3,015	2,387
Total current assets	124,888	132,541
Long-term receivable	-	45
Property and equipment, net	680	880
Intangible assets, net	348	440
Goodwill	1,343	1,402
Equity method investments	3,055	2,502
Deferred costs - non-current	-	516
Deferred tax assets - non-current	436	785
Total assets	130,750	139,111

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,665	2,298
Notes payable	-	86
Accrued expenses and other current liabilities	11,806	17,652
Deferred revenue - current	3,635	4,572
Income tax payable	2,401	3,465
Deferred tax liabilities - current	5,334	3,727
Government subsidies - current	819	167
Total current liabilities	25,660	31,967
Deferred revenue - non-current	173	617
Government subsidies - non-current	3,024	4,390
Deferred income taxes-non-current	87	110
Total liabilities	28,944	37,084

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital and statutory reserve	56,349	53,616
Retained earnings	23,451	22,307
Accumulated other comprehensive income	21,650	25,509
Total China Digital TV Holding Co., Ltd. shareholders’ equity	101,480	101,462
Noncontrolling interest	326	565
Total equity	101,806	102,027
TOTAL LIABILITIES AND EQUITY	$130,750	$139,111

    China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the year ended
	December 31,	December 31,
	2015	2014

Revenues:
Products	$46,398	$73,520
Services	7,304	9,423
Total revenues	53,702	82,943
Business and sales related taxes	(838)	(1,410)
Net revenues	52,864	81,533
Cost of revenues:
Products	(9,123)	(13,845)
Services	(6,024)	(4,384)
Total Cost of Revenues	(15,147)	(18,229)
Gross Profit	37,717	63,304

Operating expenses:
Research and development expenses	(15,304)	(17,276)
Selling and marketing expenses	(11,627)	(13,877)
General and administrative expenses	(8,653)	(10,935)
Total operating expenses	(35,584)	(42,088)

Income from operations	2,133	21,216

Interest income	1,126	1,312
Other income	1,810	3,069
Income before income taxes	5,069	25,597
Income tax (expenses)/benefits
Income tax-current	(3,401)	(10,638)
Income tax-deferred	(1,177)	4,265
Net income before net income from equity method investments	491	19,224
Net income/(loss) from equity method investments, net of income taxes (including dilution gain from equity method investment of US$184 and nil, respectively)	137	(59)
Net income	628	19,165
Net loss attributable to noncontrolling interest	900	1,725
Net income attributable to holders of ordinary shares	$1,528	$20,890

Net income per share attributable to holders of ordinary shares
Basic	$0.03	$0.35
Diluted	$0.02	$0.34

Net income	$628	$19,165
Other comprehensive loss , net of tax Foreign currency translation adjustment	(3,892)	(3,441)
Comprehensive (loss)/income	(3,264)	15,724
Comprehensive loss attributable to noncontrolling interest	933	1,735

Comprehensive (loss)/income attributable to holders of ordinary shares	$(2,331)	$17,459

Weighted average shares used in calculating net income per ordinary share
Basic	59,968,346	59,369,708
Diluted	62,133,669	61,716,779

Reconciliation of Non-GAAP Measures

Non-GAAP net income (loss) attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income (loss) provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2015	2015	2015
	(in U.S. dollars, in thousands)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$2,298	$(476)	$10,937
Share-based compensation expenses	16	26	78
Amortization of intangible assets from business acquisitions and equity method investments	12	12	52
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$2,326	$(438)	$11,067